
December 11, 2012

<u>Via E-mail</u>
Harry E. Sloan
Chairman and Chief Executive Officer
Global Eagle Acquisition Corp.
10900 Wilshire Blvd. Suite 1500
Los Angeles, CA 90024

      Re: Global Eagle Acquisition Corp.
               Preliminary Merger Proxy Statement on Schedule 14A
               Filed November 14, 2012
               File No. 001-35176

Dear Mr. Sloan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure in the penultimate paragraph of your letter that failure to submit a proxy "will have the same effect as a vote against the proposal to approve the Certificate Proposal." Please revise this paragraph to specify the effects a failure to submit a proxy would have on all proposals identified in your preliminary proxy.

2. In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transactions does not require registration under the Securities Act of 1933.

3. Please update your financial statements and pro forma information for the interim period September 30, 2012. See Rule 3-12 of Regulation S-X.

Summary Term Sheet, page 1

4. In the fifth bullet point, please specify the aggregate number, exercise price, term and redemption rights of Row 44 warrants you will assume in the merger.

5. We note that in May 2011 you sold 18,992,500 units in your initial public offering. Each unit consists of one share of your common stock and one warrant. According to your disclosure on page 15 below, your units will separate into their components prior to closing. Please revise your disclosure in the summary term sheet to address your outstanding warrants, including the founder warrants, including their exercise price, term and redemption rights.

6. Please disclose that Row 44 may repurchase up to $13.1 million shares of Row 44 capital stock prior to the merger.

7. We note your disclosure that Row 44 will pay PAR $11.9 million at closing to partially fund PAR's obligations pursuant to its Backstop Agreement. Please discuss how this payment may reduce the consideration payable by you to Row 44, including any potential impact on the net working capital adjustment in the transaction.

8. Please revise to address the terms of the performance warrant that will be paid at closing.

9. Please disclose that your board of directors determined the fair market value of Row 44 and AIA without seeking a third-party valuation.

10. Please clarify that the individuals listed under Proposal No.3 – Election of Directors to the Board of Directors are director nominees.

11. Please disclose the termination payments discussed on page 123 in this summary.

12. Please add a bullet after your seventh bulleted summary term sheet item, regarding public shareholders exercise of their right to redeem shares of your common stock in connection with the business combination, prominently addressing the potential purchases of public shares as disclosed on pages 94-95. Further, add this information to your 12th Q&A on page 9, or in a new Q&A immediately following the 12th Q&A stating that the approval of the business combination proposal and the incentive plan proposal requires the affirmative vote of holders of a majority of your outstanding common stock that are voted at the annual meeting. Points of disclosure by way of example, include:

    - We note that in connection with the stockholder vote to approve the proposed business combination, you may privately negotiate transactions to purchase shares after the closing of the business combination from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account.

- Include discussion of the fact that your sponsor, your directors, officers, or advisors or their respective affiliates may also purchase shares in privately negotiated transactions.

- You should make clear that such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

- Explain that in the event that you, the Sponsor, your directors, officers or advisors or our or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

- Any such privately negotiated purchases may be affected at purchase prices that are in excess of the per-share pro rata portion of the trust account.

- In the event that you are the buyer in such privately negotiated purchases, you could elect to use trust account proceeds to pay the purchase price in such transactions after the closing of the Business Combination.

- The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination or, where the purchases are made by the Sponsor, your directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination. Currently, it is a closing condition under the Row 44 Merger Agreement that holders of not more than 15,036,667 public shares exercise their right to redeem their shares pursuant to our amended and restated certificate of incorporation.

Questions and Answers…, page 6

13. Please disclose when the term "Sponsor" is first used that Messrs. Sloan, Sagansky and Graf are members of your Sponsor, Global Eagle Acquisition LLC.

Q: Why am I receiving this proxy statement, page 6

14. Please clarify whether there are a maximum or minimum number of shares of common stock issuable to the Row 44 shareholders pursuant to the merger agreement.

Q: Are the proposals conditioned on one another, page 7

15. Please specify the consequences if one proposal is not approved.

Q: Why is GEAC proposing the Business Combination Proposal, page 7

16. Please clarify that in addition to your outstanding common stock you also have warrants outstanding.

Q: How will GEAC's directors and officers vote, page 10

17. We note your disclosure that your founders have not purchased any shares during or after your initial public offering. We also note your disclosure, on Page 94, that you may privately negotiate transactions to purchase shares after the business combination. Please discuss whether you or any affiliate have entered into negotiations to purchase shares after the business combination.

Summary of the Proxy Statement, page 15

18. Throughout this summary and the balance of the proxy, please quantify the consideration that will be paid to the Row 44 and AIA shareholders as part of the business combination.

Row 44, page 15

19. We note that, for the period ended December 31, 2011, Row 44's auditors issued a "going concern" opinion. In addition, we note your disclosure page 171 that Row 44 has experienced operating losses for the years ended December 31, 2010 and 2011 and that its management expects that losses from operations will continue for the near future. Please revise your summary of Row 44's operations to disclose that its auditor issued a going concern opinion and that its management expects that its operations will generate losses for the near term.

The Proposed Business Combination, page 16

20. We note that following the business combination you will be required to commence a mandatory takeover offer for the remaining 14% of the issued and outstanding shares of AIA under the German Securities and Acquisition Act. Please briefly describe the requirements of this mandatory takeover offering and quantify, if possible, the estimated costs of purchasing these remaining shares.

Organizational Structure, page 17

21. Please add disclosure of the percentage holdings after the business combination with alternate scenario assumptions, including, your disclosure on page 2 that in the event that GEAC stockholders exercise their redemption rights, the percentage of your capital stock owned by holders other than your public stockholders following the closing will increase, and PAR and Putnam will purchase shares pursuant to the Backstop Agreements. You should include your example, that if the maximum number of GEAC shares is redeemed (15,036,667 shares), then current GEAC stockholders (other than the founders) will own 7%, the founders will own 8%, former Row 44 equity holders (other than PAR and AIA)

will own 19%, AIA will own 6%, Putnam will own 5%, and PAR will own 55% of the issued and outstanding shares of capital stock the Company after the closing.

Company Shares to be Issued at Closing of the Row 44 Merger, page 18

22. We note that the share price payable to Row 44 at closing will be adjusted to account for the "Black-Scholes value of certain warrants of Row 44 being assumed by Company at Closing." Please describe the material terms of these warrants, including term, exercise price and redemption rights.

23. Please describe the material terms of the Row 44 penny warrants.

Total GEAC Shares to be Issued in the Business Combination, page 19

24. We note your disclosure of the number of shares held by the various shareholder groups after the business combination transaction if the minimum or maximum number of shares is redeemed. Please also disclose the percentage of shares that will be held by the various shareholder groups if less than the maximum number of shares are redeemed, but PAR and Putnam choose to exercise their purchase options.

Reasons for the Business Combination, page 21

25. Please identify the markets where AIA and Row 44 operate.

Risk Factors, page 52

26. Include a risk factor addressing the risk that you will have less cash for operations and working capital following the business combination if you purchase a significant amount of shares from stockholders who indicate an intention vote against the business combination.

27. Include a risk factor addressing Row 44's auditor's going concern opinion.

Row 44 relies on single service providers…, page 56

28. Please identify some of the sole providers that Row 44's operations rely on. Please specify whether you have written contracts with these providers for your key components.

Technical advances may harm AIA's business, page 62

29. Please revise this risk factor to clearly identify the risks that technical advances pose to AIA's current operations.

Certain of AIA's largest contracts for its CSP business are up for renewal in 2013…, page 64

    30. Please define "CSP."

Warrants will become exercisable for our common stock…, page 71

    31. Please specify when these warrants will become exercisable and per share and aggregate exercise price.

Background of the Business Combination, page 86

    32. Please disclose the general business of the other potential targets discussed in this section.

    33. Please provide more detail on your negotiations with the initial target during the period between June 2011 and January 2012, including the terms and structure of any proposed transaction under consideration during that period.

    34. Please describe the terms of the PAR takeover offer for the shares of AIA in June 2012.

    35. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirement of Item 1015(b) of Regulation M-A. The requirement applies to both preliminary and final reports. Revise to summarize the presentation provided to Citigroup Global Markets.

    36. Please provide more insight into the reasons for and negotiations behind management's decision regarding the ultimate amount and form of consideration for the Row 44 merger, including (i) how you determined the valuation in the non-binding term sheet for the acquisition of Row 44; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties determined the amount of the backstop agreements; and (iv) changes from the term sheet to the final merger agreement, including Row 44's $13.1 million share redemption and $11.9 million backstop investment.

    37. Please provide more insight into the reasons for and negotiations behind management's decision regarding the ultimate amount and form of consideration for the Row 44 merger, including (i) valuations in the draft term sheets and (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered.

    38. We note that you held no formal board meetings from June to October. Please disclose the date of the first board meeting in November where your board discussed the potential business combination.

39. We note that your board members received drafts of the transaction documents over several days following November 2, 2012. Please specify the date each board member initially received copies of the merger agreement and stock purchase agreement respectively.

GEAC's Board of Directors' Reasons for the Approval of the Business Combination, page 91

40. We note your disclosure that your board considered "financial analyses" developed by your management and its representatives in evaluating the business combination. Please describe briefly the financial analyses provided to the board prior to approval of the business combination.

41. We note your disclosure that your management and board applied a 6x multiple to projected 2014 Adjusted EBITDA to determine the collective transaction valuation of the business combination. Please discuss why the board determined that this was the most appropriate multiple, and valuation metric, and whether it considered any other multiples or valuation metrics to value the business combination.

42. We note your disclosure that the board considered "other companies with similar industry and growth characteristics" in evaluating the consideration paid to AIA and Row 44, but "did not rely on any specific set of comparable companies." Please disclose the comparable companies that the board selected in connection with its valuation of the business combination.

Anticipated Treatment, page 96

43. We note that you have determined that Row 44 is the accounting acquirer. Please tell us in more detail how you evaluated the voting interest of each shareholder group held after the transaction and each of the factors in ASC 805 in identifying the accounting acquirer. In your response also address how you considered the following factors in your determination.

- Previous to the merger AIA owned approximately 13% of the ownership of Row 44.
- Row 44 has significantly less assets, equity, and operations than AIA.
- Row 44 received a going concern explanatory opinion in the report of the independent registered public accounting firm, which could affect the assessment of its enterprise value.
- Row 44 was not originally a party to the transaction discussions between AIA and GEAC.

Exclusive Jurisdiction, page 103

44. We note your disclosure that your certificate of incorporation provides that the Court of Chancery in the State of Delaware will be the exclusive forum for certain proceedings, including derivative actions bought on behalf of the company. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Conditions to Row 44's Obligations, page 117

45. We note your disclosure that it is a condition to closing that you have not redeemed more than 12,661,667 public shares, but on page 18 you disclose that it is a condition to closing that not more than 15,036,667 shares are redeemed. Please reconcile.

Service Revenue, page 167

46. We note that you have arrangements based upon fee per boarded passenger and those based upon actual users. Expand your disclosures to discuss which are more prevalent and include more details about the pricing and payments of each of the types of arrangements.

Deferred Revenue, page 168

47. Expand your discussion of deferred revenue to describe in more detail the terms of the transactions which result in the receipt of prepayments from customers.

Liquidity and Capital Resources, page 171

Contractual Obligations, page 172

48. Please provide tabular disclosure of your obligations pursuant to your contracts for satellite transponder space, office space leases and content providers to the extent such agreements contain operating lease or purchase obligations.

49. Provide more details about your contracts for satellite transponder space. Include details of the structure of the contracts, typical payment terms, duration, and renewals.

Critical Accounting Policies and Estimates, page 172

50. Disclose ROW 44's revenue recognition policies and discuss the significant estimates and assumptions involved. For example, it appears that you may have any multiple deliverable element arrangements since you generate revenue from the sales of services and equipment. If so, please describe your accounting policies for these arrangements.

Critical Accounting Policies and Estimates, page 197

51. Disclose AIA's revenue recognition policies and discuss the significant estimates and assumptions involved. For example, provide more details of your revenue arrangements resulting from the commercial relationships disclosed at page 175 and how you generate and bill revenue for each of these activities.

Beneficial Ownership of Securities, page 216

52. Please identify the natural persons who exercise voting or investment control over the shares held by:

- GLG Partners LP
- AQR Capital Management LLC
- Fir Tree Value Master Fund L.P.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director